September 23, 2008

Philips updates markets on Lighting and Design in meeting with financial analysts

Amsterdam, the Netherlands – At a meeting with investors and financial analysts today, Royal Philips Electronics (NYSE: PHG, AEX: PHI) will update the markets on progress at its Lighting sector. Rudy Provoost, Chief Executive officer of Philips Lighting and member of the Philips Board of Management, will discuss Philips’ strategy to further strengthen its global leadership position in Lighting.

Mr. Provoost, together with members of his management team, will discuss the drivers that are expected to help further increase profitable growth, including a progress update on both ‘Green’ lighting solutions and on the integration of recent strategic acquisitions. Mr. Provoost will also address Philips Lighting’s strategy for emerging markets and will elaborate on developments in the important business area of Solid State Lighting (LED) explaining how the sector is well positioned to capture the opportunities in this fast-growing field.

“Many of today’s important societal trends and the transformation of the industry come together at Philips Lighting, providing us great business opportunities,” commented Rudy Provoost. “We aim to capture value from new business opportunities by putting greater emphasis on solid-state lighting and leveraging the expertise of our recently acquired companies. We are also shifting our portfolio towards integrated applications and systems to provide compelling end-user driven innovations for all key segments of the industry. I am confident that our balanced portfolio will continue to allow us to deliver solid performance even in tougher economic circumstances such as we are facing now.”

Mr. Provoost will confirm that Philips Lighting is on track to achieve its EBITA margin target of 12% to 14% for 2010, supporting Philips’ Vision 2010 group guidance. He will also confirm Lighting expects for the medium term an average annual sales growth of around 6% on a comparable basis.

At today’s meeting, Philips will also update the markets on its Design activities. Stefano Marzano, Chief Executive Officer and Chief Creative Director of Philips Design, will discuss how Philips’ deep understanding of people, society and trends shapes the company’s people-centric design approach. Mr. Marzano and his team will explain how this approach creates value for the Philips Group, enabling the creation of a steady stream of innovative solutions for customers and clients.

Presentations will begin at 10:00 AM (CET) and can also be followed via webcast. Please visit www.philips.com/about/investor/investor/analystdays/20080923_analystsday.page to listen to this webcast.

For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel.: +31 20 59 77415
Email: arentjan.hesselink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 133,000 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.